Filed by Vanguard Natural Resources, LLC
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Encore Energy Partners, LP.
Commission File No.: 1-33676

Important Information For Investors And Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Vanguard Natural Resources, LLC (“VNR”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of VNR and Encore Energy Partners LP (“ENP”) that also constitutes a prospectus of VNR. VNR and ENP also plan to file other documents with the SEC regarding the proposed agreement. INVESTORS AND SECURITY HOLDERS OF VNR AND ENP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about VNR and ENP, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by VNR will be available free of charge on VNR’s internet website at www.vnrllc.com under the tab “Investor Center” or by contacting VNR’s Investor Relations Department at investorrelations@vnrllc.com. Copies of the documents filed with the SEC by ENP will be available free of charge on ENP’s internet website at www.encoreenp.com under the tab “Investor Relations” or by contacting ENP’s Investor Relations Department at enpir@vnrllc.com.

VNR, ENP, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of VNR or ENP in connection with the proposed transaction. Information about the directors and executive officers of VNR is set forth in its proxy statement for its 2010 annual meeting of unitholders, which was filed with the SEC on April 28, 2011.  Information about the directors and executive officers of ENP is set forth in its annual report for the year ended December 31, 2010, which was filed with the SEC on March 1, 2011.  These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

            This communication includes forward-looking statements. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements that involve certain risks and uncertainties, such as VNR’s expectations regarding future results, capital expenditures, project completions, liquidity and financial market conditions. These risks and uncertainties include, among other things, whether the proposed transaction is consummated at all or on initial terms proposed and factors discussed in VNR’s filings with the SEC. If any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. VNR disclaims any intention or obligation to update publicly or reverse such statements, whether as a result of new information, future events or otherwise.

*****

 The following is the VNR Investor Presentation provided on Tuesday, July 12, 2011 to current and potential investors.

Investor Presentation
July 2011

ENP
Encore Energy Partners LP
NYSE: ENP

VANGUARD
NATURAL RESOURCES, LLC

Forward-Looking Statements

Statements made by representatives of Vanguard Natural Resources, LLC during the course of this presentation that are not historical facts are forward looking statements, including (but not limited to) statements about the acquisition (including its benefits, results and effects), the related financing plans, whether and when the acquisition will be consummated, the operating results of Encore Energy Partners LP following the acquisition and statements with respect to future distributions. These statements are based on certain assumptions and expectations made by the Company which reflect management's experience, estimates and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward looking statements. These include risks relating to the satisfaction of the conditions to closing of the acquisition, uncertainties as to timing, financial performance and results, our indebtedness under our revolving credit facility, availability of sufficient cash to pay our distributions and execute our business plan, prices and demand for oil, natural gas and natural gas liquids, our ability to replace reserves and efficiently develop our reserves, our ability to make acquisitions on economically acceptable terms and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward looking statements. See "Risk Factors" in the Company's 10-K Annual Report for 2010, Form 10-Q dated March 31, 2011 and any other public filings and press releases. Vanguard Natural Resources, LLC undertakes no obligation to publicly update any forward looking statements, whether as a result of new information or future events. This presentation has been prepared as of July 8, 2011.

VANGUARD NATURAL RESOURCES, LLC

Q1 Update / Key Developments

Q1 Update:

- Increased quarterly distribution for the second consecutive quarter to $0.57 per unit
- Adjusted EBITDA attributable to Vanguard increased 103% to $37.6 million from $18.5 million in the first quarter of 2010
- Distributable Cash Flow attributable to Vanguard unitholders increased 88% to $28.3 million from $15.1 million in the first quarter of 2010 for a 1.64x distribution coverage
- Adjusted Net Income attributable to Vanguard unitholders was $16.5 million in the first quarter of 2011 or $0.55 per basic unit, as compared to $11.2 million or $0.59 per basic unit, in the first quarter of 2010
- Reported average production of 13,273 BOE per day, up 205% over 4,345 BOE per day produced in the first quarter of 2010
- On a BOE basis, crude oil, natural gas liquids ("NGLs") and natural gas accounted for 57%, 8%, and 35% of our production, respectively

Key Developments:

- On March 24, 2011, Vanguard announced that it submitted a proposal to purchase all of ENP's outstanding publicly-held units through a unit-for-unit exchange
- On July 11, 2011, Vanguard announced the execution of a definitive agreement that would result in a merger. Under the terms, ENP's unitholders to receive 0.75 VNR common units in exchange for each ENP common unit they own subject to ENP and VNR unitholders' approval

VANGUARD NATURAL RESOURCES, LLC

Overview of Vanguard Natural Resources

- **Upstream oil & gas LLC, headquartered in Houston, Texas**
  - Initial Public Offering - "VNR" - October 2007
  - Seven strategic acquisitions totaling ~$773MM expanded geographic profile and commodity diversity
    - The largest acquisition in December 2010 , totaling ~$380MM
    - VNR is the General Partner of Encore Energy Partners LP (NYSE: ENP) and owns approximately 46% of ENP common units

Company Profile (in 000's)	IPO[1]	VNR	ENP
TOTAL SHARES OUTSTANDING	5,250	30,265	45,490[3]
EQUITY MARKET CAP[2]	$99,750	$885,264	$988,944
TOTAL DEBT	$28,800	$347,000	$224,000
LESS CASH	$4,445	$500	$1,500
ENTERPRISE VALUE	$124,105	$1,231,764	$1,211,444

- **Positive Cash Distribution Coverage**
  - Quarterly distribution of $0.57 per unit ($2.28 annualized) yields approximately 7.8% at current price; ENP's current quarterly distribution is $0.49 per unit
  - Increased distributions 34% since IPO
- **Diverse portfolio of mature, long life gas and oil properties, combined with a multi-year hedging program provide stable cash flow and support distribution growth**
  - *69.3 MMboe total proved reserves, 80% proved developed and 14 year R/P
  - 55% oil / 37% gas / 8% NGLs on a VNR-ENP consolidated basis

*Proved reserves as of 12/31/10 based on reserve report prepared by our independent reserve engineers, DeGolyer & MacNaughton (D&M) and 12-month average spot prices; Amounts illustrated reflect ENP's and VNR's proved reserves on a consolidated basis
(1) Cash and Debt as of June 30, 2007, pro forma for IPO
(2) VNR owns 20,924,055 ENP common units
(3) Market pricing as of May 20, 2011; VNR includes 420m Class B units excluding IPO column

ENP Transaction Rationale

- Largest acquisition to date at $380 million
- Increased exposure to crude oil for VNR unitholders
- Significantly increases size and scale, overall operating reach and cash flow stability
- Improved ability to compete for acquisitions going forward
- Geographic diversification through exposure to the Big Horn Basin, Williston Basin and Arkoma / Mid-Continent
  - Enhances existing footprint in the Permian Basin
- Larger opportunity set for internal growth
- Adds complementary, high-quality asset base characterized by:
  - Predictable production profiles
  - Low decline rates
  - Long reserve life
  - Modest capital requirements
- Immediate accretion to VNR's distributable cash flow

VANGUARD NATURAL RESOURCES, LLC

VNR & ENP Combined Operating Areas

WILLISTON BASIN
BIG HORN BASIN
ARKOMA BASIN
APPALACHIA
PERMIAN BASIN
MISSISSIPPI
SOUTH TEXAS
Major Producing Fields
ENP Fields
VNR Fields

VANGUARD NATURAL RESOURCES, LLC

Proved Reserves

Standalone [1] - 28.2 MMBoe	Combined [1][2] - 69.3 MMBoe
VNR	**VNR + ENP**

NGLs
15%
Gas
47%
Oil
38%

NGLs
8%
Gas
37%
Oil
55%

PUD
34%
PDP
62%
PNP
4%

PUD
19%
PDP
77%
PNP
4%

Substantial Increase in Size and Scale and Large % of PDP Reserves Provides Added Cash Flow Stability

(1) Proved reserves as of 12/31/10 based on reserve report prepared by our independent reserve engineers, DeGolyer & MacNaughton (D&M) and 12-month average spot prices

(2) Amounts illustrated reflect ENP's and VNR's proved reserves on a consolidated basis; includes the non-controlling interest of approximately 53.2% as of December 31, 2010

VANGUARD NATURAL RESOURCES, LLC

Snapshot of Strategic Acquisitions Since IPO

Acquisition	Date	Region	Deal Size	Proved Reserves/ PDP(1)	Key Features
Apache	Feb 2008	Permian Basin	$73.4M	4.4 MMBoe 90% PDP	83% oil
Dos Hermanos	Jul 2008	South Texas	$53.4M	20 Bcfe 65% PDP	98% natural gas
SUN TSH	Jul 2009	South Texas	$52.3M	27 Bcfe 74% PDP	94% natural gas & NGLs
Ward County	Dec 2009	Permian Basin	$55.0M	3.2 MMBoe 65% PDP	83% oil
Parker Creek	May 2010	Mississippi, TX & NM	$114.6M	4.7 MMBoe 90% PDP	96% oil
Encore	Dec 2010	Permian, Williston, Arkoma & Big Horn Basins	$380.0M	43.4 MMBoe 91% PDP	67% oil & NGLs
Miscellaneous	Q1 2011	Permian Basin	$13.0	.67 MMBoe 100% PDP	100% oil
Permian	May 2011	Permian Basin	$85.0(2)	5.5 MMBoe 100% PDP	70% oil & NGLs

(1) Proved reserves and proved developed producing (PDP) numbers are calculated as of the acquisition closing date.
(2) Deal size was a divided fifty percent interest each between VNR and ENP for a net purchase price each of $42.5 million.

VANGUARD NATURAL RESOURCES, LLC

FINANCIAL OVERVIEW

ENP
Encore Energy Partners LP
NYSE: ENP

VANGUARD
NATURAL RESOURCES, LLC

Hedged Cash Flow=Stable Distribution Coverage

2011 Natural Gas Prices ($/MMBtu)

2011 Crude Oil Prices WTI ($/Barrel)

	$2.00	$3.00	$4.00	$5.00	$6.00
$70.00	1.13x	1.14x	1.15x	1.16x	1.17x
$80.00	1.25x	1.26x	1.27x	1.28x	1.29x
$90.00	1.38x	1.39x	1.40x	1.41x	1.42x
$100.00	1.49x	1.50x	1.51x	1.52x	1.53x
$110.00	1.56x	1.58x	1.59x	1.60x	1.61x

Existing oil and gas hedges support the distributions in a period of volatile commodity prices - ABOVE 1.10x coverage in almost any price environment

VANGUARD NATURAL RESOURCES, LLC

Liquidity

($ in millions) All figures shown as of 5/12/11

	VNR	ENP
Facility Size	$400	$475
Borrowing Base	$235 (1)	$400 (1)
Amount Outstanding	$180	$224
Borrowing Availability	**$55**	**$176**
Maturity Date	October 1, 2012	March 7, 2012
Interest Rate Pricing	L + 225-300 bps	L + 225-300 bps

Interest Rate Hedges as of 3/31/11	
2011 Weighted Average Amount	$115
Weighted Average Fixed Rate	2.60%
2012 Weighted Average Amount	$94
Weighted Average Fixed Rate	2.61%
2013-2015 Weighted Average Amount	$47 (2)
Weighted Average Fixed Rate	2.21%

(1) VNR's borrowing base increased $10 MM to $235 MM and ENP's borrowing base increased $25 MM to $400 MM
(2) $30 MM expires August 2015

2011 Calendar Year Guidance

	VNR 2011 Guidance(1)	VNR 2010 Actual	ENP 2011 Guidance(1)	ENP 2010 Actual
AVERAGE DAILY PRODUCTION	12,500 to 13,200 BOE/day (2)	4,721 BOE/day	7,930 to 8,350 BOE/day	8,766 BOE/day
LEASE OPERATING EXPENSES	$12.85 to $13.50 per BOE (3)	$10.72 per BOE	$12.85 to $13.50 per BOE	$13.45 per BOE
G&A	$3.00 to $3.30 per BOE (3)	$5.88 per BOE	$3.70 to $4.00 per BOE	$3.87 per BOE
CAPITAL EXPENDITURES (in millions)	$27.0 to $28.5 (3)	$15.3	$19.5 to $21.0	$6.2
ADJUSTED EBITDA (in millions)	$140 to $147 (3)	$80.4	$120 to $127	$124.3

(1) Forecast based on an average WTI Sweet oil price of $93.51/bbl, an average natural gas NYMEX price of $4.27 per MMBtu, and an average composite NGL price of $42.00 per barrel for 2011. No new acquisitions included in forecast.

(2) Includes VNR and ENP on a 100% consolidated basis.

(3) Includes activity applicable to the controlling interest of approximately 46.6% in Encore Energy Partners LP.

VANGUARD NATURAL RESOURCES, LLC

Comparable Company Distribution Increases

VNR Leads Peer Group in Overall Distribution Growth

34%
35%
30%
25%
20%
15%
10%
5%
0%
<1%
5%
5%
18%
27%
VNR
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
VANGUARD

Calculations include all quarterly distributions from 2008 thru May 2011

VANGUARD NATURAL RESOURCES, LLC

Consistent Distribution Growth

- VNR has raised its distribution 34% since IPO equating to ~$7.00 in cumulative distributions

Quarterly Distribution
Cumulative Distribution
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$0.29
$0.74
$0.45
$1.18
$0.45
$1.68
$0.50
$2.18
$0.50
$2.68
$0.50
$3.18
$0.50
$3.68
$0.50
$4.21
$0.53
$4.73
$0.53
$5.28
$0.55
$5.83
$0.55
$6.39
$0.56
$6.96
$0.57
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2007*
2008
2009
2010
2011

*Q4 2007 distribution of $0.425 is pro rata for October 29, 2007-December 31, 2007

VANGUARD NATURAL RESOURCES, LLC

Price Performance Since 2009

The results have been good. VNR has outperformed US Royalty Trusts, C-Corps and other E&P MLPs. The strategy works.

800%
700%
600%
500%
400%
300%
200%
100%
0%
01/01/09
07/03/09
01/02/10
07/05/10
01/04/11
07/07/11
VNR Total Return: 557%
VNR: 396%
E&P MLPs: 205%
Alerian Index: 114%
WTI Crude: 87%
S&P 500: 50%
US Royalty Trust: 29%
US Royalty Trust (1)
E&P MLPs (2)
S&P 500
Alerian Index
VNR
WTI Crude (3)
VNR Total Return

Note: Market data as of 7/7/11.
(1) US Royalty Trust Index includes: CRT, HGT, MTR, PBT, SBR and SJT.
(2) E&P MLP Index includes: BBEP, CEP, EVEP, LGCY, LINE and VNR.
(3) 12 month strip pricing.

VANGUARD NATURAL RESOURCES, LLC

Comparable Company Distribution Yields

CURRENT DISTRIBUTION YIELDS OF PEER GROUP

10%
5%
0%
5.7%
6.2%
7.3%
5.2%
6.7%
7.0%
7.1%
7.8%
7.8%
8.4%
9.0%
$3.04
$2.64
$2.04
$2.12
$2.28
$1.65
$1.67
$1.96
*G&P
*Pipe
*USRT
EVEP
LINE
PSE
LGCY
VNR
QRE
BBEP
ENP

*G&P - Average Yield of Gathering & Processing Companies (APL, DPM, CPNO, EROC, MWE, NGLS, RGNC, WES, WPZ, XTEX)

*Pipe - Average Yield of Large Pipeline Companies (BWP, EEP, EPB, EPD, ETP, OKS, SEP, TCLP)

*USRT - Average Yield of U.S. Royalty Trusts (CRT, HGT, MTR, PBT, SBR and SJT)

Yield calculated using the closing unit price on 7/8/11.

VANGUARD NATURAL RESOURCES, LLC

Key Investor Considerations

- Management and unitholders are well aligned ✓
- High quality, long lived reserves ✓
- Asset base generates stable cash flow ✓
- Multi-year hedge program mitigates commodity risk ✓
- Geographic and commodity diversity ✓
- LLC structure gives unitholders a voice ✓
- Attractive distribution yield ✓
- Profitably grow company and increase distribution ✓

VANGUARD NATURAL RESOURCES, LLC